Exhibit 99.1

August 9, 2012

Buenos Aires

To the

Comisión Nacional de Valores (National Securities Commission)

Re: Material Event

Dear Sirs,

We are writing in order to inform you that on August 8, 2012, the Comisión Nacional de Valores approved the issuance of Class III Notes by Grupo Financiero Galicia S. A. (the “Company”), with a total global maximum face value of up to US$ 60,000,000 (extendible up to US$ 80,000,000) under the terms and conditions set forth in the corresponding Price Supplement. These Notes will be issued under the Global Program of simple, short, mid-and/or long term Notes, non-convertible into shares for a maximum outstanding face value of up to US$ 60,000,000 or the equivalent thereof in another currency. The Company will provide timely notice of the issuance date of such Notes.

Yours faithfully,

Jose Luis Gentile

Attorney-in-fact

Grupo Financiero Galicia S.A.